 As filed with the Securities and Exchange Commission on March 14, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

For immediate release, Friday, February 17, 2006

Stockholm – Friday, February 17, 2006 – Tele2 AB (“Tele2”) (Stockholmsbörsen: TEL2A and TEL2B), Europe’s leading alternative telecom operator, today announced its consolidated results for the fourth quarter and full year 2005.

Full Year report 2005

In Q4 2005 Tele2 increased revenues by 28% to

SEK13.9 billion adding 1.2 million new customers.

☐	Q4 2005 EBITDA amounted to MSEK 1,602 (1,772)*
☐	Swedish mobile telephony reported an EBITDA increase of 17% to MSEK 755 (648) for Q4 2005
☐	Russian operating revenue grew by 126% to MSEK 379 (168) in Q4 2005
☐	Operating revenue for the full year 2005 increased by 16% to MSEK 49,943 (43,033)
☐	Profit for the year amounted to MSEK 2,341 (3,428)

☐	Earnings per share for the full year amounted to SEK 5.29 (7.73)
☐	Broadband customers more than doubled in 2005 to 1.2 million, while broadband revenues in the same period increased by 80% to over SEK 3 billion
☐	The Board proposes an increase in the dividend to SEK 1.75 (1.67)

The figures shown in parenthesis correspond to the comparable periods in 2004

* EBITDA for Q4 2005 and Q4 2004 includes non recurring items of MSEK 137 and MSEK 300 respectively (see Note 1, 2)

PRESIDENT'S MESSAGE

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

“2005 was a year of significant change for Tele2. We continued to produce good growth, with revenues rising by 16% to nearly SEK 50 billion. Even with an aggressive broadband and mobile strategy during 2005, we are able to report an unchanged EBITDA. At the same time, our business model has evolved, due to acquisitions, increasing backward integration, the launching of new products and increasing focus on cross selling, ensuring that we are able to strengthen our position as Europe’s leading alternative telecoms operator.

We have set out our strategy for broadband deployment: wholesale; buy; build; and infrastructure cooperation. We are successfully implementing this, to the point where we now provide broadband in 13 European countries, to 1.2 million customers, an increase of more than 100% over the year.

We expanded our product offering, most notably with wholesale line rental in Sweden, which has reduced Swedish churn, and mobile in France. Churn development in Continental Europe is not satisfactory, although measures such as wholesale line rental and increased cross selling are expected to help stabilise it. We also announced withdrawals from the fixed line businesses in Finland, UK, Ireland and the Baltic States, as we believe this money can be put to better use elsewhere.

In Q4 2005, we had an outstanding intake of customers in Baltic & Russia, including Croatia, at more than 1 million and these businesses continue to perform well, in all aspects. Central Europe continued to produce good results with EBITDA up 100%, compared to Q4 2004. The French MVNO had over 110,000 customers at the end of the quarter and we are hopeful of further MVNOs in Europe during 2006. The financial targets and synergies expected from the integration of Versatel and Comunitel are being realised according to plan and we intend to use the acquired knowledge in the businesses across our footprint. In Q4 2005 in addition to divesting the UK fixed line business, we have taken an impairment charge of MSEK 263 at Alpha Telecom effecting EBIT, which relates to the competitive environment in which Alpha operates.

Tele2 started building out broadband in Italy during the autumn. Progress has been better than expected and we are very optimistic about our Italian broadband operations. The broadband push in France has, on the other hand, been delayed, due to the unforseen technical complexity of implementation. We have taken steps to counter these problems and we expect to launch our French campaigns, at the earliest, in Q2 2006.

In this quarterly report we have taken further steps to increase the transparency and understanding of our company, reporting Russia separately as well as broadband per market area.

The Board, in proposing to increase the dividend by 5% to 1.75 SEK, continues to view Tele2 as a growth company, while at the same time wishing to maintain a balance between this goal and that of cash flow and profitability.”

GROUP FINANCIAL OVERVIEW FOR THE QUARTER ENDED DECEMBER 31, 2005

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED DECEMBER 31, 2005

			Reported		Quarterly numbers adjusted for non recurring items
MSEK and thousands of customers	2005 Full year	2004 Full year	Q4 2005	Q4 2004	Q4 2005	Q4 2004
Operating Revenue	49,943	43,033	13,940	11,230(i)	13,940	10,930
Customer intake	3,413	5,050	1,156	1,384
EBITDA	6,578	6,629	1,602(ii)	1,772	1 465	1 472
EBIT	3,510	4,318	330(iii)	867(ii)	456	945
EBT	3,127	4,207	188(iv)	928(iv)	347	835
Profit for the year	2,341	3,428	254	1,190
Operating cash flow	5,487	5,876	953	1,156
Cash flow after CAPEX	1,847	4,314	–488	683

SIGNIFICANT EVENTS IN THE QUARTER

☐

On October 17, Tele2 announced that the company, due to prevailing regulatory environment in Estonia, Lithuania and Latvia, has decided to discontinue the marketing and development of fixed telephony in these countries.

☐	On November 1, Tele2 declared that a total of 80.29% of Versatel’s share capital, including bonds, had been tendered under the original and the extended offer periods.
☐

On November 10, Tele2 acquired Lipetsk Mobile, a mobile operator and GSM license holder in the region of Lipetsk in Central Russia. With this acquisition, Tele2 operates in 13 regions in Russia, covering 34.5 million people with its licenses.

☐

On November 16, Tele2 Spain launched a bundled broadband and fixed telephony offer for the residential market in Spain, using Comunitel’s network, only six weeks after having acquired the company. The offer includes broadband, unlimited national and local calls and the monthly fee.

☐

On December 19, Tele2 announced that it had sold its fixed telephony operations in the UK and Ireland to The Carphone Warehouse Group at a consideration of £8.7 million. Tele2 had started marketing fixed telephony in the UK at the end of 2003 and in Ireland in September 2004. The decision to withdraw was based on the fact that the alternatives for offering broadband services did not fulfill Tele2’s long term profitability requirements, and that Tele2 can generate significantly better returns in other markets.

CHANGED REPORTING AND ACCOUNTING PRINCIPLES IN THE QUARTER

Given that the relative size and performance of Tele2’s Russian operations has increased significantly, Russia is now reported separately. For Sweden, customer numbers are also reported separately.

As a result of Tele2’s acquisitions of Versatel and Comunitel, the company has changed its principles for amortizing broadband connections and for reporting dial-up Internet customers. The aim of these changes is to improve the visibility of Tele2’s broadband and fixed telephony operations. Therefore, broadband is reported separately for each market area, including not only ADSL as previously, but all broadband services.

Tele2’s previous accounting principle had been to book all expenses related to the connection of a broadband customer, as costs. Versatel and Comunitel have amortized all expenses related to the connection of a broadband customer. Tele2’s new accounting principle is to amortize only the modem expenses and no other expenses. The amortization period is three years. This means that Versatel’s and Comunitel’s earnings are lower than they would have been using these companies’ previous principles, and that other Tele2 companies’ earnings are higher compared to Tele2’s previous principles. Had Tele2 applied these new principles from the beginning of 2005, EBITDA would have been MSEK 85 higher for the period January-September 2005, with a correspondingly higher capex. For Q4 2005, the net effect was approximately MSEK –15 compared to if Tele2, Versatel and Comunitel had continued their previous respective principles.

Previously, a fixed telephony customer also using Tele2’s dial-up Internt service, has been reported as two customers. Given that a broadband customer can, with the same technology, use several additional services and yet be accounted for as one customer, Tele2 now reports a fixed telephony customer with the add-on service dial-up Internet, as one customer as the service is offered using the same technology. The one-time effect from this change is a decrease in the reporting customer base of 1,402,000 customers.

OPERATING REVENUE

Operating revenue amounted to MSEK 13,940 (10,930*), corresponding to a growth of 27.5% including, and 22.5% excluding currency effects. The currency effect corresponds to 2.3-5.6% per market area. Organic growth was 8.6%, of which currency effect was approximately 4%.

Revenue growth in market area Baltic & Russia, continued to increase and was 44% in the quarter, compared to 28% the previous quarter. Revenue in Russia grew by 126% to MSEK 379, and Russia now represents approximately 30% of the market area’s total revenues, versus less than 20% the previous year. The rest of the market area increased revenues by 27% compared to 16% previous quarter. This increase is mainly attributable to the launch of mobile services in Croatia.

Market area Nordic grew by 16%, mainly driven by mobile telephony. In Sweden, Comviq Knock-out has continued to drive mobile revenues, which grew by 17%. Total mobile revenues in Norway and Denmark increased by more than 50%. Fixed telephony & internet grew by 7%, mainly attributable to broadband in Norway and Denmark, and to wholesale line rental in Sweden.

Central Europe reported revenue growth of 60%, of which the main part is attributable to the acquisition of UTA, although the organic growth was significant at 25-30%.

Southern Europe reported revenue growth of more than 8%, including acquisitions and adjusted for non comparable items of approximately MSEK 300 in Q4 2004. The market area’s revenue, excluding these items, decreased by just under 5% compared to the previous year as a result of declining fixed telephony, mainly in France. The French mobile launch is starting to come through in the numbers but the previously planned significant broadband marketing push in France has been delayed, due to developmental issues specific to the market, resulting in a total revenue decline.

Market area UK & Benelux reported revenue growth of 55%, including the acquisition of Versatel and the now divested Tele2 UK and Tele2 Ireland. Adjusted for these items, growth was approximately 2%.

* Adjusted for a non recurring item of MSEK 300 in Southern Europe in Q4 2004.

CUSTOMER INTAKE

Net customer intake, excluding acquired and divested companies, amounted to 1,156,000 compared to 1,384,000 in Q4 2004 and 710,000 in Q3 2005. Fixed telephony intake decreased from 618,000 in Q4 2004 to –226,000 while mobile telephony intake increased from 678,000 to 1,281,000 and broadband intake increased from 76,000 to 102,000.

Market area Baltic & Russia reported customer intake of 1,052,000 of which Russia represents 759,000 and it now has 3,274,000 customers.

Gross customer intake for the group was higher than in the previous quarter, in combination with a somewhat lower churn, as a percentage.

ARPU

Group ARPU amounted to SEK 157, compared to SEK 148 in Q4 2004 and SEK 145 in Q3 2005. ARPU according to Tele2’s previous customer definition was SEK 150 in Q4 2005, compared to SEK 141 in Q4 2004 and SEK 138 in Q3 2005.

EARNINGS

Group EBITDA amounted to MSEK 1,602 (1,472*). This includes a profit of MSEK 137 related to the divestment of Tele2 UK and Tele2 Ireland.

Tele2’s total marketing and sales costs were significantly higher than the previous quarter and the previous year. This is explained by the addition of acquired companies but it is mainly attributable to the increased investments in other areas.

Market area Nordic reported an EBITDA of MSEK 926 (907). Swedish mobile telephony reported a margin of 44% (44%) and an EBITDA of MSEK 755 (648). Tele2’s payment to Svenska UMTS-nät amounted to MSEK 75, compared to MSEK 0 in Q4 2004.

Swedish fixed telephony reported an EBITDA of MSEK 159 (191). Non-recurring costs, related to reselling the fixed subscription fee to around 45,000 customers, amounted to approximately MSEK

15. Recurring settlements with other operators, that in Q3 2005 resulted in an unusually large positive item of MSEK 25, resulted in a negative item of approximately MSEK 15 in Q4 2005. Of the decline in broadband EBITDA, around 50% is due to lower revenue and lower margins within DNS. The remaining decline is related to marketing investments in broadband and cable.

UK & Benelux EBITDA amounted to MSEK 134, adjusted for non-recurring items, compared to MSEK –140 in Q4 2004. Of the MSEK 274 improvement, around 50% is attributable to the ongoing EBITDA of the divested units of UK and Ireland, amounting to MSEK –2 in Q4 2005. The earnings improvement in the Netherlands and Belgium amounted to a total of around MSEK 100, after integration costs of some MSEK 30.

Central Europe reported an EBITDA of MSEK 166, compared to MSEK 83 in Q4 2004. Most of the improvement is attributable to Germany, partly as a result of a lower customer intake.

Balitc & Russia, including Croatia, reported an EBITDA of MSEK 145 compared to MSEK 185 in Q4 2004. The commercial launch of mobile telephony in Croatia in October has resulted in approximately MSEK 110 in marketing investments while Russia has improved its EBITDA by approximately MSEK 30 in combination with a doubling of its customer intake. The EBITDA in the Baltic countries has improved in combination with a stable customer intake.

Southern Europe reported an EBITDA decrease to MSEK 83 from MSEK 412* in Q4 2004. Of the decline, MSEK 190 is attributable to the French mobile launch that has continued during the quarter, resulting in 73,000 new activated customers, compared to 41,000 in Q3 2005. Of the EBITDA decline, a net of MSEK 50 is attributable to further broadband investments, particularly in Italy. The remaining decline is mainly related to lower volumes within fixed telephony in France.

Group EBIT amounted to MSEK 330 (567*). The result includes a non-recurring goodwill write down of MSEK 263, originally attributable to the acquisition of Alpha Telecom in 2003, and approximately MSEK 50 in other write downs, including Finland. The Versatel and Comunitel acquisitions have increased Tele2’s amortization charge by approximately MSEK 320 in the quarter.

Profit before taxes amounted to MSEK 188 (628*). The financial net includes an internal currency effect of MSEK –33. These internal currency differences were previously included in shareholders’ equity. In Q4 2004, the financial net included a profit of MSEK 171 from the sale of shares.

Profit after taxes amounted to MSEK 254 (1,190). This result includes a positive effect of MSEK approximately 340, related to the tax part of accumulated losses, that have not been valued previously. The corresponding amount in Q4 2004 amounted to MSEK 729.

* Adjusted for a non recurring item of MSEK 300 in Southern Europe in Q4 2004.

CASH FLOW AND CAPEX

Cash flow stated as EBITDA less CAPEX amounted to MSEK 161 (999*). Investments (CAPEX) amounted to MSEK 1,441 (473). The increase in capex compared to the previous year is, for mobile telephony, mainly related to Russia and Croatia and, for fixed telephony and Internet, and for broadband investments in Austria, Italy, Spain and the Netherlands.

Change in working capital according to the cash flow statement amounted to MSEK –362 (–578).

* Adjusted for a non recurring item of MSEK 300 in Southern Europe in Q4 2004.

FINANCIAL COMMENTS ON THE COMING QUARTERS

When estimating the financial results for the coming quarters, the following items should be considered:

Tele2 is planning for significantly higher organic growth in 2006 compared to 2005, through continued investments in broadband and mobile telephony. The growth rate is strongly correlated with Tele2’s marketing investments and investments in infrastructure to meet customer demand. Since market conditions vary over time and between regions, investment decisions are taken with a short planning cycle and the company therefore is prepared for different scenarios. Maintaining the level of marketing and CAPEX in Q4 2005, we expect to grow revenues in 2006 in excess of those of 2005 and to generate significantly higher earnings in 2007.

As previously communicated the acquisitions of Versatel and Comunitel are expected to generate total annual synergies of approximately MEUR 65 after a two year integration period. For the full year 2006, synergies are estimated to exceed integration costs. In Q4 2005, integration costs amounted to approximately MSEK 40.

Payments to Svenska UMTS-nät AB are expected to amount to approximately MSEK 80-90 per quarter during 2006.

Taking Q4 2005 as a starting point, Tele2 in Q1 2006 expects marketing spend in Southern Europe to further restrict in earnings in Southern Europe. Customer intake in Baltic & Russia is seasonally weaker in the first quarter and the company also expects a lower intake in Central Europe.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

☐	Swedish mobile telephony continued to develop strongly
☐	A total of more than 520,000 customers have chosen Tele2’s fixed monthly subscription to date
☐	Strong customer intake for mobile telephony in Norway and Denmark

Nordic	Q4 2005	Q4 2004	Change
Operating revenue	3,873	3,332	+16%
EBITDA, MSEK	926	907	+2%
EBIT, MSEK	683	620	+10%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway and Denmark.

The mobile operations in Sweden reported 3,554,000 (3,449,000) million customers at December 31, 2005. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 163 (151) in Q4 2005, and mobile minutes of usage (MOU) were 125 (104).

Market area Nordic continued to show good growth, particularly in mobile telephony.

Sweden reported revenue growth of 17% mobile telephony and an unchanged EBITDA margin of 44%. Comviq Knock-out represents the majority of Tele2’s total mobile customer intake within the residential segment in Sweden. During the quarter, some 45,000 customers chose Tele2’s fixed subscription fee in Sweden, which means that more than half of Tele2’s fixed customer base has chosen the service. The ADSL build out in Sweden progresses and Tele2 is set to launch the first commercial services in Q2 2006.

Norway continued to deliver strong revenue and customer growth, particularly in mobile telephony and broadband. Tele2 continues building out broadband in Norway.

Mobile customer intake was strong in Denmark, mainly driven by good online sales. Fixed telephony and broadband on Tele2’s own network is starting to pick up in Denmark.

Baltic & Russia

☐	Record customer intake of over 1 million
☐	Tele2 is the fastest growing mobile operator in Russia
☐	Customer development in Croatia has exceeded expectations

Baltic & Russia	Q4 2005	Q4 2004	Change
Operating revenue	1,277	885	+44%
EBITDA, MSEK	145	185	–22%
EBIT, MSEK	9	109	–92%

The market area Baltic & Russia encompasses operations in Estonia, Latvia, Lithuania, Russia and Croatia.

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 73 (85) in Q4 2005.

The market area continues to show good growth particularly in Russia, where Tele2 is the fastest -growing mobile operator. Operating revenue in Russia increased by 126% to MSEK 379, and the customer intake was 759,000. Russia hence represents 30% of the market area’s total operating revenue. EBITDA in Russia increased by approximately MSEK 30 to MSEK –46 compared to Q4 2004.

In October, Tele2 launched commercial mobile services in Croatia, with the best prices in the market. Interest in the offer has been high and the customer intake has substantially exceeded expectations.

Tele2 was the first operator in Latvia to launch 3G services during the quarter.

Central Europe

☐	Continued strong growth in Central Europe, primarily driven by Germany
☐	The market for local calls in Poland has been fully deregulated and Tele2 reached EBITDA breakeven in December

Central Europe	Q4 2005	Q4 2004	Change
Operating revenue	2,245	1,404	+60%
EBITDA, MSEK	166	83	+100%
EBIT, MSEK	3	–349

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

The market area’s ARPU for fixed telephony and Internet was SEK 124 (103, excluding UTA) for Q4 2005.

Central Europe continued to deliver strong growth, mainly driven by Germany, in combination with improved profitability.

In Poland, the market for local calling was fully deregulated in December. The strong increase in volume following this contributed to Tele2 reaching EBITDA breakeven in December, within three years from launch and hence according to plan.

In Austria, Tele2 continues the transformation from a traditional fixed voice operator to a telecoms operator with a complete offering including mobile telephony and broadband.

Southern Europe

☐	Tele2 has gained 40% of the French MVNO market
☐	ADSL build out in Italy and Portugal is going well according to plan
☐	French broadband push delayed due to unforseen technical problems
☐	Signs of the MVNO market in Spain opening up

Southern Europe	Q4 2005	Q4 2004	Change
Operating revenue	3,834	3,832	+0%
EBITDA, MSEK	83	712	–88%
EBIT, MSEK	–50	658

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland and Portugal.

Fixed telephony and Internet ARPU for Southern Europe was SEK 160 for Q4 2005, including Comunitel, compared to SEK 153 for Q4 2005, excluding the non recurring item of MSEK 300 related to retroactive compensations (see Note 1).

Tele2 is today, the only telecom operator in France offering fixed and mobile telephony and broadband on the same invoice. Tele2’s French mobile launch has been very successful and in Q4 Tele2 was the fastest growing MVNO operator in France with a 40% share of the MVNO market. Due to certain unforeseen technical problems, Tele2’s triple play launch has been delayed. However, Tele2 is actively working to be able to launch the services as soon as possible.

In Italy, Tele2 has built out close to a third of the planned broadband network, and the services that Tele2 has launched have been successful. In 2006, Tele2 Italy has initiated the process of upgrading to full unbundled local loop.

In November Tele2 launched, very successfully, a full unbundled local loop service on Comunitel’s network, only two months after the acquisition. The process of integrating Comunitel is nearly completed and the new organization, enabling significant cost reductions and improving operational efficiency, will be in place during Q1 2006. Tele2 sees signs of the MVNO market opening up in Spain, and the European Commission is backing Tele2’s views.

Tele2 has initiated the build out of broadband in Portugal and is set to cover a significant part of the population, including Lisbon and Porto, during Q2 2006.

UK & Benelux

☐	Tele2 acquired 80.29% of the capital, including bonds, in Versatel and the integration process has started

☐	Tele2 launched its first VoIP and ADSL service using Versatel’s network in Belgium
☐	Tele2 sold its fixed telephony operations in the UK and Ireland

UK & Benelux	Q4 2005	Q4 2004	Change
Operating revenue	2,531	1,630	+55%
EBITDA, MSEK	271	–140
EBIT, MSEK	–314	–184

The market area Benelux encompasses operations in the Netherlands, Luxembourg (including Tango), Liechtenstein, Belgium, UK (divested during the quarter), Ireland (divested during the quarter) as well as Alpha Telecom and C3 operations.

Fixed telephony and Internet ARPU for UK & Benelux was SEK 414 (231) for Q4 2005. ARPU for Q4 2005 includes Versatel.

In October Tele2 acquired 80.29% of the capital, including bonds, in Versatel. Tele2 started the integration process during the quarter, which will lead to significant cost reductions, amongst others, by transferring Tele2’s traffic onto Versatel’s network.

The first tangible result from the acquisition of Versatel was the launch of Tele2 “All In in Belgium” in November, a combined VoIP and broadband service enabling Belgian households to bypass the incumbent’s line rental. Tele2 Netherlands launched a similar service in February, 2006.

Tele2 Netherlands launched GPRS services in the quarter. The growth in mobile postpaid customers in the Netherlands accelerated during the quarter.

In December Tele2 announced the decision to sell its fixed telephony operations in the UK and Ireland, as Tele2 did not see the possibility of launching broadband services which met Tele2’s long term profitability targets.

Services

Services	Q4 2005	Q4 2004	Change
Operating revenue	180	147	+22%
EBITDA, MSEK	11	25	–56%
EBIT, MSEK	–1	13

The market area Services includes 3C, Datametrix, ProcureITright, Radio Components and UNI2 operations.

OTHER ITEMS

DIVIDEND

The Board of Directors will propose to the Annual General Meeting to increase the dividend by 5% to SEK 1.75 per share.

ACQUISITIONS

On January 31, 2005 Tele2 acquired 100% of the shares in Tiscali in Denmark, with 76,000 fixed tele-phony and Internet customers, for a consideration of MSEK 165.

On July 20, 2005 Tele2 acquired 100% of the shares in Econophone AG, Switzerland’s third largest alternative fixed telephony operator with 128,000 fixed telephony and Internet customers, for a consideration of MSEK 116.

On September 30, 2005 Tele2 acquired 99.96% of the share capital in Comunitel Global S.A., a

Spanish telecom operator, for a consideration of SEK 2.3 billion. The acquisition resulted in 81,000 new fixed telephony and Internet customers. Comunitel is a successful operator that mainly is active within the corporate segment. Comunitel is building out an extensive ULL network, reaching approximately 50% of the Spanish corporate market and 30% of the residential market. The transaction places Tele2 among the leading alternative operators in Spain. Annual synergies are estimated at approximately MEUR 14.

On July 18, Tele2 announced its intention to acquire the public company Versatel Telecom International N.V, a leading alternative telecoms operator in the Netherlands and Belgium with 434,000 fixed telephony and Internet customers. On October 14 and November 1, Tele2 acquired a total of 80.29% the shares in Versatel for a consideration of SEK 6.6 billion. The effect of Versatel on Tele2’s revenues and profit for the year may not be specified in this interim report, as Versatel is an independent and public company and has not yet published its Q4 2005 financial report. This information will, however, be included in Tele2’s annual report for 2005. With this acquisition, Tele2 is the clearly leading alternative operator both in the Netherlands and in Belgium with a strong infrastructure based position within both the corporate and the residential segments. The migration of Tele2’s traffic on Versatel’s network and the integration process are expected to produce annual synergies in the area of EUR 50 million.

On November 10, 2005 Tele2 acquired 100% of the shares in Lipetsk Mobile CJSC, a mobile operator in Russia, for a consideration of MSEK 3.

Please refer to Note 6 for the effect on the income statement and other information.

DIVESTMENTS

On September 14, 2005 Tele2 divested its entire holding in Proceedo Solutions AB.

On October 31, 2005 Tele2 divested all shares in OU Trigger software with operations in Estonia, for a consideration of MSEK 18.

On December 16, 2005 Tele2 sold its fixed telephony operations Tele2 UK Communications Ltd and Tele2 Telecommunications Services Ltd, operational within fixed telephony in the UK and Ireland with 274,000 customers, for a consideration of MSEK 157. The decision to withdraw was based on the fact that alternatives for offering broadband services did not fulfill Tele2’s long term profitability requirements, and that Tele2 can generate significantly better returns in other markets.

Please refer to Note 6 for the effect on the income statement and other information.

PARENT COMPANY

At the Parent company level, Tele2 reported at December 31, 2005 operating revenue of MSEK 18 (18), profit before tax of MSEK 225 (395) and liquidity of MSEK 63 compared to MSEK 7 at December 31, 2004.

As a result of 972,307 warrants having been exercised during Q4 2005, Tele2 has issued new shares resulting in an increase of shareholders’ equity of MSEK 59. At December 31, 2005 and December 31, 2004 Tele2 had outstanding warrants, corresponding to 1,304,821 and 2,418,428 B shares respectively, with an exercise price of SEK 60.80 per share and a subscription period from 2005 to 2007.

The Annual General Meeting on May 11, 2005 decided on a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the ordinary dividend of SEK 5 per share, shareholders have received MSEK 2,213.

TELE2 AB ANNUAL GENERAL MEETING 2006

The 2006 Annual General Meeting will be held on May 10, 2006 in Stockholm.

Shareholders wishing to have a matter considered at the Annual General Meeting should submit their proposals in writing to agm@tele2.se or to The Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden at least seven weeks before the Annual General Meeting in order to guarantee inclusion in the notice to the meeting.

Further details on how and when to register will be published in advance of the Annual General Meeting.

NOMINATION GROUP FOR THE 2006 ANNUAL GENERAL MEETING

A Nomination Group of major shareholders in Tele2 has been convened in accordance with the resolution of the 2005 Annual General Meeting. The Nomination Group comprises Cristina Stenbeck on behalf of -Investment AB Kinnevik and Emesco AB; Björn Lind on behalf of SEB Fonder and SEB Trygg Liv; Peter Rudman on behalf of Nordeas Fonder; and Mats Guldbrand on behalf of AMF Pension, who together -represent more than 50 per cent of the voting rights in Tele2 AB. The composition of the Nomination Group may be changed to reflect any changes in the shareholdings of the major shareholders during the nomination process. Information about the work of the Nomination Group can be found on Tele2’s corporate -website at www.tele2.com.

The Nomination Group will submit a proposal for the composition of the Board of Directors that will be presented to the 2006 Annual General Meeting for approval.

Shareholders wishing to propose candidates for election to the Board of Directors of Tele2 AB should submit their proposals in writing to agm@tele2.se or to The Company Secretary, Tele2 AB, Box 2094, SE-103 13 Stockholm, Sweden.

COMPANY DISCLOSURE

Tele2 will release the financial and operating result for the period ended March 31, 2006 on April 27, 2006.

STOCKHOLM, FEBRUARY 17, 2006

The Board of Directors, Tele2 AB

REPORT REVIEW

We have reviewed the interim report of Tele2 AB (Publ) for the year ending December 31, 2005. Our review has been conducted in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants.

The review has been planned and performed to obtain limited assurance that the interim report is free of material misstatement. A review is largely limited to queries of the company’s personnel and an analytical evaluation of financial data, and our assurance is limited compared with an audit.

Nothing has come to our attention during the review that causes us to believe that the interim report does not comply with the requirements for interim reports according to the Annual Accounts Act and IAS 34.

STOCKHOLM, FEBRUARY 17, 2006

Deloitte AB

Tommy Mårtensson

Authorized Public Accountant

Tele2 in brief

Tele2 is Europe’s leading alternative telecom operator. Tele2’s mission is to provide cheap and simple telecom for everyone in Europe. Tele2 always strives to offer the market’s best prices. We have more than 30 million customers in 23 countries. Tele2 offers fixed and mobile telephony, broadband, data network services, cable TV and content services. Ever since Jan Stenbeck founded the company in 1993, it has been a tough challenger to the former government monopolies. Tele2 has been listed on Stockholmsbörsen since 1996. In 2005 we had operating revenue of SEK 50 billion and reported a profit (EBITDA) of SEK 6.6 billion

CONFERENCE, CALL, DETAILS

A conference call to discuss the results will be held at 15.30 (CET) / 14.30 (UK time) / 9.30 am (New York time), on February 17, 2006. The dial-in number is: +44 (0)20 7138 0813 or US: +1 718 354 1157. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7784 1024 or US: +1 718 354 1112 with access code 5234523#. The conference call will be web-cast on Tele2’s website www.tele2.com, along with the presentation material.

Contacts

Lars-Johan Jarnheimer

Telephone: + 46 (0)8 562 640 00

President and CEO, Tele2 AB

Håkan Zadler

Telephone: + 46 (0)8 562 640 00

CFO, Tele2 AB

Dwayne Taylor

Telephone: + 44 (0)20 7321 5038

Investor enquiries

Lena Krauss

Telephone: + 46 (0)8 562 000 45

Investor enquiries

Visit us at our homepage: www.tele2.com

Appendices

Income Statement

Balance Sheet

Cash flow Statement

Changes of Shareholders’ Equity

Number of Customers

Operating Revenue

EBITDA

EBIT

Investments, CAPEX

Tele2 Operations in Sweden

Key Ratios

Notes to the Accounts

INCOME STATEMENT

		2005	2004	2005	2004
MSEK	Note	Full year	Full year	Q4	Q4

Operating revenue		49,943	43,033	13,940	11,230
Operating expenses		–46,524	–38,784	–13,748	–10,358
Other operating revenues	2	231	92	175	22
Other operating expenses		–40	–40	–16	–6
Share of profit/loss of associated companies		–100	17	–21	–21
Operating Profit, EBIT		3,510	4,318	330	867

Net interest expenses	3	–197	–273	–97	–103
Other financial items	3	–186	162	–45	164
Profit after financial items, EBT		3,127	4,207	188	928

Taxes	4	–786	–779	66	262
Profit after taxes		2,341	3,428	254	1,190

Attributable to:
Equity holders of the parent company		2,347	3,428	261	1,187
Minority interest		–6	–	–7	3
Profit after taxes		2,341	3,428	254	1,190

Earnings per share after tax (SEK)		5.30	7.74	0.59	2.68
Earnings per share after tax, after dilution (SEK)		5.29	7.73	0.59	2.68

Number of shares, basic	5	443,652,832	442,680,525
Number of shares, weighted average	5	442,842,576	442,680,525
Number of shares after dilution	5	443,980,845	443,714,392
Number of shares after dilution, weighted average	5	443,391,246	443,741,574

BALANCE SHEET

		2005	2004
MSEK	Note	Dec 31	Dec 31

ASSETS
Fixed assets
Intangible assets		31,079	24,016
Tangible assets		14,282	9,107
Long-term financial assets	4	5,787	3,842
		51,148	36,965
Current assets
Materials and supplies		516	308
Current receivables		12,640	10,444
Cash and cash equivalents		3,979	2,148
		17,135	12,900

Total assets		68,283	49,865

EQUITY AND LIABILITIES

Shareholders’ equity		35,368	32,900

Long-term liabilities
Interest-bearing liabilities		9,549	1,728
Non-interest-bearing liabilities	4	1,873	509
		11,422	2,237
Short-term liabilities
Interest-bearing liabilities		6,276	3,308
Non-interest-bearing liabilities		15,217	11,420
		21,493	14,728

Total equity and liabilities		68,283	49,865

CASH FLOW STATEMENT

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Cash flow from operation		5,659	6,228	1,315	1,635	1,361	1,348	1,734	1,574
Change in working capital		–172	–352	–362	289	–218	119	–578	12
Cash flow from operating activities		5,487	5,876	953	1,924	1,143	1,467	1,156	1,586

Capital expeniture in intangible and tangible assets, CAPEX		–3,640	–1,562	–1,441	–714	–861	–624	–473	–324
Cash flow after CAPEX		1,847	4,314	–488	1,210	282	843	683	1,262

Purchase of shares and participations	6	–7,720	–2,802	–5,295	–2,309	–14	–102	–1,726	–1,050
Sale of shares and participations	6	170	932	130	18	–	22	899	–
Change of long-term receivables		14	15	–	1	–3	16	7	6
Cash flow after investing activities		–5,689	2,459	–5,653	–1,080	265	779	–137	218

Financing activities		7,395	–3,074	6,803	1,549	–576	–381	–1,065	–14
Net change in cash		1,706	–615	1,150	469	–311	398	–1,202	204

Cash at beginning of period		2,148	2,773	2,825	2,404	2,594	2,148	3,361	3,179
Exchange rate differences in cash		125	–10	4	–48	121	48	–11	–22
Cash at end of period*		3,979	2,148	3,979	2,825	2,404	2,594	2,148	3,361

*of which restricted funds		892	365	892	421	418	387	365	451

CHANGE OF SHAREHOLDERS´ EQUITY

			Dec 31 2005			Dec 31 2004
		Attributable to			Attributable to
		Parent company	Minority	Totalt	Parent company	Minority	Totalt
MSEK	Note	shareholders	interests	eget	shareholders	interests	eget

Adjusted equity, January 1	9	32,898	2	32,900	30,371	7	30,378
Dividend and redemption		–2,213	–	–2,213	–443	–	–443
Exchange rate differences		1,836	–1	1,835	–458	–5	–463
Minority interest in acquired companies		–	408	408	–	–	–
Shareholders’ contribution from minority		38	–	38	–	–	–
New share issue, warrants		59	–	59	–	–	–
Profit, year-to-date		2,347	–6	2,341	3,428	–	3,428
Equity, end of period		34,965	403	35,368	32,898	2	32,900

NUMBER OF CUSTOMERS

		Number of customers			Net intake
		2005	2004		2005	2005	2005	2005	2004	2004
Thousands	Note	Dec 31	Dec 31	Change	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony		4,092	3,810	7%	73	61	88	60	79	50
Fixed telephony and internet	6	2,006	2,787	–28%	–73	–57	–50	–61	–9	–25
of which broadband		198	95	108%	9	10	12	14	10	4

of which fixed telephony		1,808	2,692	–33%	–82	–67	–62	–75	–19	–29
Cable TV		182	190	–4%	–3	–1	–5	1	11	1
		6,280	6,787	–7%	–3	3	33	–	81	26

Baltic & Russia
Mobile telephony	6	6,260	3,618	73%	1,063	759	509	309	504	435
Fixed telephony and internet		73	68	7%	–13	6	11	2	11	–1
of which broadband		3	1	200%	1	–	–	1	–	–
of which fixed telephony		70	67	4%	–14	6	11	1	11	–1
Cable TV		25	22	14%	2	–	1	–	1	1
		6,358	3,708	71%	1,052	765	521	311	516	435

Central Europe
Mobile telephony		166	98	69%	34	15	5	14	23	7
Fixed telephony and internet	6	6,319	5,795	9%	85	201	207	346	328	556
of which broadband		87	57	53%	13	6	7	4	45	4
of which fixed telephony		6,232	5,738	9%	72	195	200	342	283	552
		6,485	5,893	10%	119	216	212	360	351	563

Southern Europe
Mobile telephony		155	40	288%	71	41	3	–	–1	–
Fixed telephony and internet	6	8,224	8,469	–3%	–6	–207	8	168	306	–58
of which broadband		577	403	43%	60	20	30	22	21	26
of which fixed telephony		7,647	8,066	–5%	–66	–227	–22	146	285	–84
		8,379	8,509	–2%	65	–166	11	168	305	–58

UK & Benelux
Mobile telephony	6	854	693	23%	40	9	61	46	73	33
Fixed telephony and internet	6	1,896	2,204	–14%	–117	–117	–116	–60	58	17
of which broadband		296	–	–	19	20	3	–	–	–
of which fixed telephony		1,600	2,204	–27%	–136	–137	–119	–60	58	17
		2,750	2,897	–5%	–77	–108	–55	–14	131	50

Net customer intake					1,156	710	722	825	1,384	1,016
Acquired companies	6				436	209	–	76	484	–
Divested companies	6				–274	–	–	–	–	–
Changed method of calculation	7				–1,402	–	–	–	–	–
Total number of customers		30,252	27,794	9%	–84	919	722	901	1,868	1,016

		Number of customers			Net intake
		2005	2004		2005	2005	2005	2005	2004	2004
Thousands	Note	Dec 31	Dec 31	Change	Q4	Q3	Q2	Q1	Q4	Q3

By business area
Mobile telephony	6	11,527	8,259	40%	1,281	885	666	429	678	525
of which prepaid		8,738	6,072	44%	1,032	738	559	337	582	403
Fixed telephony and internet	6	18,518	19,323	–4%	–124	–174	60	395	694	489
of which broadband		1,161	556	109%	102	56	52	41	76	34
of which fixed telephony		17,357	18,767	–8%	–226	–230	8	354	618	455

Cable TV		207	212	–2%	–1	–1	–4	1	12	2
Acquired companies	6				436	209	–	76	484	–
Divested companies	6				–274	–	–	–	–	–
Changed method of calculation	7				–1,402	–	–	–	–	–
Total number of customers		30,252	27,794	9%	–84	919	722	901	1,868	1,016

TELE2 IN SWEDEN
Mobile telephony		3,554	3,449	3%	18	13	33	41	61	12
Fixed telephony and internet		1,297	1,924	–33%	–33	–26	–21	–35	4	–3
of which broadband		69	21	229%	4	4	4	5	2	–2
of which fixed telephony		1,228	1,903	–35%	–37	–30	–25	–40	2	–1
Cable TV		182	190	–4%	–3	–1	–5	1	11	1
Net customer intake					–18	–14	7	7	76	10
Changed method of calculation	7				–512	–	–	–	–	–
TELE2 IN SWEDEN		5,033	5,563	–10%	–530	–14	7	7	76	10

RUSSIA		3,274	1,344	144%	759	554	374	241	361	287

OPERATING REVENUE

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony	1	8,561	7,480	2,235	2,267	2,188	1,871	1,812	2,029
Fixed telephony and internet		7,084	6,627	1,791	1,815	1,788	1,690	1,673	1,610
of which broadband		952	855	248	241	246	217	221	206
of which fixed telephony		6,132	5,772	1,543	1,574	1,542	1,473	1,452	1,404
Cable TV		210	201	51	52	54	53	51	46
Non-recurring item	1	134	–	–	134	–	–	–	–
Adjustments for sales internal		–915	–841	–204	–262	–238	–211	–204	–200
		15,074	13,467	3,873	4,006	3,792	3,403	3,332	3,485

Baltic & Russia
Mobile telephony		4,126	3,178	1,253	1,100	955	818	854	856
Fixed telephony and internet		130	108	36	37	31	26	31	26
of which broadband		15	16	3	4	4	4	4	4
of which fixed telephony		115	92	33	33	27	22	27	22
Cable TV		12	16	4	2	3	3	2	3
Adjustments for sales internal		–34	–5	–16	–10	–5	–3	–2	–1
		4,234	3,297	1,277	1,129	984	844	885	884

Central Europe
Mobile telephony		184	88	58	46	42	38	29	24

Fixed telephony and internet		8,753	5,461	2,343	2,241	2,074	2,095	1,500	1,389
of which broadband		535	40	150	143	115	127	12	10
of which fixed telephony		8,218	5,421	2,193	2,098	1,959	1,968	1,488	1,379
Adjustments for sales internal		–559	–491	–156	–152	–126	–125	–125	–113
		8,378	5,058	2,245	2,135	1,990	2,008	1,404	1,300

Southern Europe
Mobile telephony		105	31	68	22	8	7	7	8
Fixed telephony and internet	1	14,818	14,668	3,946	3,502	3,667	3,703	3,962	3,416
of which broadband		1,081	769	373	268	235	205	206	199
of which fixed telephony		13,737	13,899	3,573	3,234	3,432	3,498	3,756	3,217
Other operations		11	–	11	–	–	–	–	–
Adjustments for sales internal		–676	–547	–191	–172	–159	–154	–137	–148
		14,258	14,152	3,834	3,352	3,516	3,556	3,832	3,276

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

UK & Benelux
Mobile telephony		1,696	1,197	480	451	409	356	336	322
Fixed telephony and internet		6,460	6,079	2,332	1,335	1,376	1,417	1,454	1,507
of which broadband		450	–	443	5	1	1	–	–
of which fixed telephony		6,010	6,079	1,889	1,330	1,375	1,416	1,454	1,507
Cable TV		14	7	4	4	4	2	3	–2
Other operations		–	6	–	–	–	–	1	1
Adjustments for sales internal		–764	–753	–285	–168	–168	–143	–164	–186
		7,406	6,536	2,531	1,622	1,621	1,632	1,630	1,642

Services
Fixed telephony and internet		32	35	13	7	5	7	14	7
of which broadband			5	–	–	–	–	3	–
of which fixed telephony		32	30	13	7	5	7	11	7
Other operations		848	736	254	205	199	190	206	186
Adjustments for sales internal		–287	–248	–87	–75	–64	–61	–73	–67
		593	523	180	137	140	136	147	126

Total operating revenue		49,943	43,033	13,940	12,381	12,043	11,579	11,230	10,713

By business area
Mobile telephony		14,672	11,974	4,094	3,886	3,602	3,090	3,038	3,239
Fixed telephony and internet	1	37,277	32,978	10,461	8,937	8,941	8,938	8,634	7,955
of which broadband		3,033	1,685	1,217	661	601	554	446	419
of which fixed telephony		34,244	31,293	9,244	8,276	8,340	8,384	8,188	7,536
Cable TV		236	224	59	58	61	58	56	47
Other operations		859	742	265	205	199	190	207	187
Non-recurring item	1	134	–	–	134	–	–	–	–
Adjustments for sales internal		–3,235	–2,885	–939	–839	–760	–697	–705	–715
Total operating revenue	49,943	43,033	13,940	12,381	12,043	11,579	11,230	10,713

EBITDA

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony		2,933	2,832	692	839	772	630	636	787
Fixed telephony and internet		774	1,007	226	283	176	89	265	222
of which broadband		–123	34	–38	–2	–23	–60	30	–1
of which fixed telephony		897	973	264	285	199	149	235	223
Cable TV		25	32	8	2	8	7	6	6
Non-recurring item	1	134	–	–	134	–	–	–	–
		3,866	3,871	926	1,258	956	726	907	1,015

Baltic & Russia
Mobile telephony		939	929	145	291	278	225	189	241
Fixed telephony and internet		–14	–12	–	–5	–16	7	–5	–2
of which broadband		10	3	6	2	–	2	–	–
of which fixed telephony		–24	–15	–6	–7	–16	5	–5	–2
Cable TV		–	27	–	–	8	–8	1	–
		925	944	145	286	270	224	185	239

Central Europe
Mobile telephony		–73	–57	–45	–2	–10	–16	–21	–15
Fixed telephony and internet		668	303	211	190	165	102	104	129
of which broadband		–64	–6	–43	1	–11	–11	–3	–1
of which fixed telephony		732	309	254	189	176	113	107	130
		595	246	166	188	155	86	83	114

Southern Europe
Mobile telephony		–351	–15	–200	–110	–32	–9	–5	–3
Fixed telephony and internet		1,246	1,654	282	302	304	358	717	278
of which broadband		–596	–617	–178	–126	–155	–137	–140	–130
of which fixed telephony		1,842	2,271	460	428	459	495	857	408
Other operations		1	–	1	–	–	–	–	–
		896	1,639	83	192	272	349	712	275

UK & Benelux
Mobile telephony		182	167	47	98	25	12	–7	49
Fixed telephony and internet		109	–287	95	–6	7	13	–124	–49
of which broadband		–48	–	–7	–29	–12	–	–	–
of which fixed telephony		157	–287	102	23	19	13	–124	–49
Cable TV		–27	–19	–8	–7	–6	–6	–6	–5
Other operations		–	–7	–	–	–	–	–3	–
Non-recurring items	2	–24	–	137	–161	–	–	–	–
		240	–146	271	–76	26	19	–140	–5
Services
Fixed telephony and internet		1	–	2	–	–1	–	–	–
of which broadband		–	–1	–	–	–	–	–1	–
of which fixed telephony		1	1	2	–	–1	–	1	–
Other operations		55	75	9	25	11	10	25	23

		56	75	11	25	10	10	25	23

TOTAL EBITDA		6,578	6,629	1,602	1,873	1,689	1,414	1,772	1,661
		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

BY BUSINESS AREA
Mobile telephony		3,630	3,856	639	1,116	1,033	842	792	1,059
Fixed telephony and internet		2,784	2,665	816	764	635	569	957	578
of which broadband		–821	–587	–260	–154	–201	–206	–114	–132
of which fixed telephony		3,605	3,252	1,076	918	836	775	1,071	710
Cable TV		–2	40	–	–5	10	–7	1	1
Other operations		56	68	10	25	11	10	22	23
Non–recurring items	1–2	110	–	137	–27	–	–	–	–
Total EBITDA		6,578	6,629	1,602	1,873	1,689	1,414	1,772	1,661

EBITDA margin
Nordic	1	26%	29%	24%	31%	25%	21%	27%	29%
Baltic & Russia		22%	29%	11%	25%	27%	27%	21%	27%
Central Europe		7%	5%	7%	9%	8%	4%	6%	9%
Southern Europe		6%	12%	2%	6%	8%	10%	19%	8%
UK & Benelux	2	3%	–2%	11%	–5%	2%	1%	–9%	0%
Services		9%	14%	6%	18%	7%	7%	17%	18%
Total EBITDA margin		13%	15%	11%	15%	14%	12%	16%	16%

Mobile telephony		25%	32%	16%	29%	29%	27%	26%	33%
Fixed telephony and internet		7%	8%	8%	9%	7%	6%	11%	7%
of which broadband		–27%	–35%	–21%	–23%	–33%	–37%	–26%	–32%
of which fixed telephony		11%	10%	12%	11%	10%	9%	13%	9%
Cable TV		–1%	18%	0%	–9%	16%	–12%	2%	2%
Other operations		7%	9%	4%	12%	6%	5%	11%	12%
Total EBITDA margin		13%	15%	11%	15%	14%	12%	16%	16%

EBIT

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Nordic
Mobile telephony		2,346	2,422	541	684	638	483	492	682
Fixed telephony and internet		426	633	147	210	81	–12	178	130
of which broadband		–232	–90	–55	–15	–68	–94	–1	–37
of which fixed telephony		658	723	202	225	149	82	179	167
Cable TV		–22	–68	–5	–10	–4	–3	–50	–8
Non–recurring item	1	134	–	–	134	–	–	–	–
		2,884	2,987	683	1,018	715	468	620	804

Baltic & Russia
Mobile telephony		497	451	9	182	179	127	114	113
Fixed telephony and internet		–16	–13	–	–6	–16	6	–5	–2

of which broadband		9	2	6	1	1	1	–1	1
of which fixed telephony		–25	–15	–6	–7	–17	5	–4	–3
Cable TV		–1	23	–	–	7	–8	–	–1
		480	461	9	176	170	125	109	110

Central Europe
Mobile telephony		–82	–66	–47	–3	–13	–19	–23	–17
Fixed telephony and internet	2	162	118	50	78	43	–9	52	80
of which broadband		–227	–16	–92	–39	–48	–48	–5	–4
of which fixed telephony		389	134	142	117	91	39	57	84
Non-recurring items	2	–	–378	–	–	–	–	–378	–
		80	–326	3	75	30	–28	–349	63

Southern Europe
Mobile telephony		–353	–15	–201	–111	–32	–9	–5	–3
Fixed telephony and internet		955	1,500	151	230	261	313	663	252
of which broadband		–662	–619	–222	–142	–161	–137	–141	–130
of which fixed telephony		1,617	2,119	373	372	422	450	804	382
		602	1,485	–50	119	229	304	658	249

UK & Benelux
Mobile telephony		47	52	14	59	–5	–21	–38	21
Fixed telephony and internet		–272	–339	–194	–35	–31	–12	–135	–63
of which broadband		–251	–	–209	–30	–12	–	–	–
of which fixed telephony		–21	–339	15	–5	–19	–12	–135	–63
Cable TV		–28	–25	–8	–8	–6	–6	–8	–6
Other operations		–	–9	–	–	–	–	–3	1
Non–recurring items	2	–287	–	–126	–161	–	–	–	–
		–540	–321	–314	–145	–42	–39	–184	–47

Services
Fixed telephony and internet		–2	–4	1	–1	–1	–1	–2	–
of which broadband		–	–3	–	–	–	–	–2	–
of which fixed telephony		–2	–1	1	–1	–1	–1	–	–
Other operations		6	36	–2	10	–1	–1	15	15
		4	32	–1	9	–2	–2	13	15

Total EBIT		3,510	4,318	330	1,252	1,100	828	867	1,194

		2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

BY BUSINESS AREA
Mobile telephony		2,455	2,844	316	811	767	561	540	796
Fixed telephony and internet	2	1,253	1,895	155	476	337	285	751	397
of which broadband		–1,363	–726	–572	–225	–288	–278	–150	–170
of which fixed telephony		2,616	2,621	727	701	625	563	901	567
Cable TV		–51	–70	–13	–18	–3	–17	–58	–15
Other operations		6	27	–2	10	–1	–1	12	16
Non-recurring items	1–2	–153	–378	–126	–27	–	–	–378	–
Total EBIT		3,510	4,318	330	1,252	1,100	828	867	1,194

EBIT margin
Nordic	1	19%	22%	18%	25%	19%	14%	19%	23%

Baltic & Russia		11%	14%	1%	16%	17%	15%	12%	12%
Central Europe	2	1%	–6%	0%	4%	2%	–1%	–25%	5%
Southern Europe		4%	10%	–1%	4%	7%	9%	17%	8%
UK & Benelux	2	–7%	–5%	–12%	–9%	–3%	–2%	–11%	–3%
Services		1%	6%	–1%	7%	–1%	–1%	9%	12%
Total EBIT margin		7%	10%	2%	10%	9%	7%	8%	11%

Mobile telephony		17%	24%	8%	21%	21%	18%	18%	25%
Fixed telephony and internet		3%	6%	1%	5%	4%	3%	9%	5%
of which broadband		–45%	–43%	–47%	–34%	–48%	–50%	–34%	–41%
of which fixed telephony		8%	8%	8%	8%	7%	7%	11%	8%
Cable TV		–22%	–31%	–22%	–31%	–5%	–29%	–104%	–32%
Other operations		1%	4%	–1%	5%	–1%	–1%	6%	9%
Total EBIT margin		7%	10%	2%	10%	9%	7%	8%	11%

INVESTMENTS, CAPEX

	2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Market areas
Nordic	596	427	166	174	152	104	91	92
Baltic & Russia	1,539	684	435	388	291	425	273	139
Central Europe	272	156	125	52	57	38	21	32
Southern Europe	685	119	276	49	342	18	33	34
UK & Benelux	500	117	440	32	10	18	34	22
Services	48	59	–1	19	9	21	21	5
Investments in intangible and tangible assets	3,640	1,562	1,441	714	861	624	473	324

Business areas
Mobile telephony	1,807	1,063	452	472	383	500	397	195
Fixed telephony and internet	1,768	432	966	234	466	102	54	121
Cable TV	17	7	11	2	3	1	1	2
Other operations	48	60	12	6	9	21	21	6
Investments in intangible and tangible assets	3,640	1,562	1,441	714	861	624	473	324

TELE2-OPERATIONS IN SWEDEN*

2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Note	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue
Mobile telephony	1	6,776	6,306	1,733	1,760	1,761	1,522	1,480	1,681
Fixed telephony and internet		4,188	3,867	1,061	1,102	1,053	972	963	938
of which broadband		387	404	94	97	103	93	97	98
of which fixed telephony		3,801	3,463	967	1,005	950	879	866	840
Cable TV		210	201	51	52	54	53	51	46
Non-recurring item	1	134	–	–	134	–	–	–	–
Total operating revenue		11,308	10,374	2,845	3,048	2,868	2,547	2,494	2,665

EBITDA
Mobile telephony		3,034	2,849	755	850	797	632	648	773
Fixed telephony and internet		565	792	133	231	123	78	195	189
of which broadband		–44	128	–26	–	–14	–4	4	14
of which fixed telephony		609	759	159	231	137	82	191	175
Cable TV		25	32	8	2	8	7	6	6
Non-recurring item	1	134	–	–	134	–	–	–	–
Total EBITDA		3,758	3,673	896	1,217	928	717	849	968

EBITDA margin
Mobile telephony	1	45%	45%	44%	48%	45%	42%	44%	46%
Fixed telephony and internet		13%	20%	13%	21%	12%	8%	20%	20%
of which broadband		–11.4%	8.2%	–27.7%	0.0%	–13.6%	–4.3%	4.1%	14.3%
of which fixed telephony		16.0%	21.9%	16.4%	23.0%	14.4%	9.3%	22.1%	20.8%
Cable TV		12%	16%	16%	4%	15%	13%	12%	13%
Total EBITDA margin		33%	35%	31%	40%	32%	28%	34%	36%

EBIT
Mobile telephony		2,497	2,444	619	719	668	491	506	674
Fixed telephony and internet		295	490	72	165	55	3	126	113
of which broadband		–129	–28	–37	–22	–44	–26	–21	–10
of which fixed telephony		424	518	109	187	99	29	147	123
Cable TV		–19	–65	–4	–9	–4	–2	–49	–8
Non-recurring item	1	134	–	–	134	–	–	–	–
Total EBIT		2,907	2,869	687	1,009	719	492	583	779

EBIT margin
Mobile telephony	1	37%	39%	36%	41%	38%	32%	34%	40%
Fixed telephony and internet		7%	13%	7%	15%	5%	0%	13%	12%
of which broadband		–33.3%	–15.8%	–39.4%	–22.7%	–42.7%	–28.0%	–21.6%	10.2%
of which fixed telephony		11.2%	16.0%	11.3%	18.6%	10.4%	3.3%	17.0%	14.6%
Cable TV		–9%	–32%	–8%	–17%	–7%	–4%	–96%	–17%
Total EBITDA margin		26%	28%	24%	33%	25%	19%	23%	29%

*Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and result from shares in the joint venture Svenska UMTS-nät AB.

TELE2-OPERATIONS IN RUSSIA

	2005	2004	2005	2005	2005	2005	2004	2004
MSEK	Full year	Full year	Q4	Q3	Q2	Q1	Q4	Q3

Operating revenue	1,058	538	379	289	222	168	168	150
EBITDA	–163	–211	–46	–22	–39	–56	–76	–69%
EBITDA-margin	–15%	–39%	–12%	–8%	–18%	–33%	–45%	–46%
EBIT	–359	–479	–109	–71	–81	–98	–98	–144
EBIT-margin	–34%	–89%	–29%	–25%	–36%	–58%	–58%	–96%

KEY RATIOS

	2005	2004
MSEK	Full year

Operating revenue	49,943	43,033
Number of customers, in thousand	30,252	27,794
EBITDA	6,578	6,629
EBIT	3,510	4,318
EBT	3,127	4,207
Profit after taxes	2,341	3,428

Shareholders’ equity	35,368	32,900
Shareholders’ equity, after dilution	35,401	32,965
Total assets	68,283	49,865

Cash flow from operating activities	5,487	5,876
Cash flow after CAPEX	1,847	4,314
Liquidity	8,941	5,113
Net borrowing	11,831	2,823
Investments in intangible and tangible assets, CAPEX	3,640	1,562
Investments in shares and long-term receivables	7,567	1,756
Number of employees, average	3,909	2,928

Key ratio
Equity/assets ratio, %	52	66
Debt/equity ratio, multiple	0.33	0.09
EBITDA margin, %	13.2	15.4
EBIT margin, %	7.0	10.0
Return on shareholders’ equity, %	6.9	10.8
Return on shareholders’ equity, after dilution, %	6.9	10.8
Return on capital employed, %	8.2	12.1
Average interest rate, %	3.7	4.4

Per share data (SEK)
Earnings	5.30	7.74
Earnings, after dilution	5.29	7.73
Shareholders’ equity	78.96	74.32
Shareholders’ equity, after dilution	78.93	74.29
Cash flow from operating activities	12.39	13.27
Dividend and redemption	1.75	5.00*)
Market value at closing day	85.25	87.00

*) Ordinary cash dividend amounted to SEK 5 per share and payment for redemption share amounted to SEK 10, totally SEK 15 before share split and redemption procedure. This is equivalent to an amount of SEK 5 after the split and redemption.

NOTES

Accounting principles and definitions
The interim report has been prepared in accordance with IAS 34.

As of January 1, 2005 Tele2’s financial reports are conducted according to International Financial Reporting Standards (IFRS). Comparable numbers for 2004 are restated according to IFRS. For a description of the changeover to IFRS and the effects on Tele2’s results and balance sheet, refer to Note 9.

As a result of Tele2’s acquisitions of Versatel and Comunitel, the company has changed its principles for activating broadband connections and for -reporting dial-up internet customers (note 7). The aim of these changes is to improve visibility into Tele2’s broadband and fixed telephony operations. Therefore, broadband is reported separately for each market area, including not only ADSL as previously, but all broadband services.

Tele2’s previous accounting principle has been to book all expenses related to the connection of a broadband customer, as costs. Versatel and Comunitel have amortized all expenses related to the connection of a broadband customer. Tele2’s new accounting principle is to amortize only the modem expenses and no other expenses. The amortization period is over three years. This means that Versatel’s and Comunitel’s earnings are lower than they would have been using these companies’ previous principles, and that other Tele2 companies’ earnings are higher compared to Tele2’s previous principles. Had Tele2 applied these new principles from the beginning of 2005, EBITDA would have been MSEK 85 higher for the period January-September 2005, with a correspondingly higher capex. For Q4 2005, the net effect was approximately MSEK –15 compared to if Tele2, Versatel and Comunitel had continued their previous respective principles.

Given that the significance of the relative size and performance of Tele2’s Russian operations has increased, Russia is now reported separately. For Sweden, customer numbers are also reported separately.

Tele2 Sweden, in conjunction with IFRS, has changed its accounting methods for retailers’ commissions on mobile prepaid cards. As of January 1, 2005 they are, on a gross level, included in marketing costs instead of, on a net level, balancing revenue. This means that the absolute EBITDA number in Swedish mobile is unaffected, whereas net revenue increases some-what, implying a negative effect on Swedish mobile EBITDA margins of a few percentage points.

In Q4 2005, Tele2 moved Datametrix, previously included in Nordic, and 3C, previously included in UK & Benelux, to Services. This follows management and responsibility changes in Nordic and Services. In Q1 2005 Tele2 moved a number of companies, that previously were included in Southern Europe and Services to UK & Benelux. This change applies retroactively for historic periods.

In Q4 2004, Tele2 has separated broadband from fixed telephony & internet. Included in the definition broadband is ADSL and other broadband operations. Other fixed telephony includes fixed telephony, carrier business and dial-up internet.

In all other respects, Tele2’s interim report is conducted according to the same accounting principles and calculation methods as the 2004 Annual Report. Definitions are found in the 2004 Annual Report.

NOTE 1 OPERATING REVENUE

Tele2 Sweden has for a number of years had several disputes with TeliaSonera regarding interconnect rates. Tele2 has had claims against TeliaSonera and TeliaSonera has had claims against Tele2. Tele2’s view on these claims has, accounting wise, been relatively prudent, and Tele2 has continuously made assessments regarding the most likely outcomes. The likelihood of an, accounting wise, positive outcome has further increased over the years. On the back of this, Tele2 has booked an amount equivalent to MSEK 134 in the operating revenue for Q3 2005, related to one of the disputes. After this adjustment, Tele2 still estimates that the likelihood of a positive outcome is higher than the opposite.

Operating revenue from Q4 2004 onwards for Tele2 Sweden includes MSEK 24 per quarter relating to Mobile telephony according to the MVNO -agreement with Telenor. The capacity swap in the agreement is to be -viewed on group level as an exchange transaction between Tele2 and Telenor, where revenues from the swap are settled against costs.

Operating revenue in Q4 2004 increased by some MSEK 300 related to retroactive compensations from suppliers in Southern Europe. Tele2 on an annual basis conducts price negotiations in all markets and retroactive compensations are a natural part of Tele2’s business. Compensations in Q4 2004 were nevertheless greater than normally occurs and moreover -concentrated in one single market area.

Note 2 Operating expenses

In Q4 2005, market area UK & Benelux recorded a gain from the divestment of Tele2’s operations in the UK and Ireland, corresponding to MSEK 137, included in other operating revenues. In addition, Tele2 has taken a goodwill write down of MSEK 263 in Alpha Telecom. In Q3 2005, the results for market area UK & Benelux were affected by a reserve of MSEK –161 related to a VAT dispute in Tele2’s card business. The dispute is attributable to the period between 2003 until Q1 2005, and the reserve corresponds to approximately 75% of the estimated maximum theoretical amount.

Some of the tax effect of valued loss carry-forwards in Q4 2004 related to acquired loss carry-forwards which at the time of acquisition were valued at zero. This value, adjusted to reflect the remaining amortization period of the acquisition’s goodwill, reduced the book value of goodwill through consolidated amortization of MSEK –378 in the income statement for Fixed telephony and internet in Central Europe.

NOTE 3 OTHER FINANCIAL ITEMS

Other financial items include currency differences of MSEK –198 (–9) for 2005, and MSEK –45 (–7) for Q4 2005, of which MSEK –124 for 2005 and MSEK –33 for Q4 2005, respectively, refer to internal currency differences that have previously been included in shareholders’ equity.

In 2004, other financial items included a capital gain of MSEK 171 from the sale of shares in Song Networks, and net interest expenses included a one-time cost of MSEK –55 regarding the remaining parts of the financing costs of the old credit facility.

NOTE 4 TAXES

At December 31, 2005 and December 31, 2004 total deferred net tax assets for the group were MSEK 3,522 and MSEK 2,743 respectively. Net Taxes in Q4 2005 has been positively affected by approximately MSEK 340 as a result of deferred taxes related to continued improved earnings in Continental Europe.

Note 5 Shares and convertibles

As a result of 972,307 warrants having been excercised during Q4 2005, Tele2 has issued new shares resulting in an increase of shareholders’ equity of MSEK 59. At December 31, 2005 and December 31, 2004 Tele2 had outstanding warrants, corresponding to 1,304,821 and 2,418,428 B shares respectively, with an exercise price of SEK 60.80 per share and a subscription period from 2005 to 2007.

At the Annual General Meeting on May 11, 2005 it was resolved to carry out a share split and a share redemption procedure, whereby every share was split into 3 ordinary shares and 1 redemption share. The redemption share was automatically redeemed at SEK 10 per share. This corresponds to a total of MSEK 1,476. Combined with the dividend of SEK 5 per share, shareholders received MSEK 2,213.

Note 6 Acquisitions and divestments

Acquistions and sale of shares and participations affecting cash flow refers to the following:

MSEK	Full year 2005
Comunitel Spain	2,258
Versatel Netherlands/Belgium	5,203
Other acquisitions	255
Divestments	–148
Other cash flow changes in shares and participations	–18
Effect on group cash position	7,550

Comunitel Spain (Southern Europe)

On September 30, 2005 Tele2 acquired 99.96% of the share capital in Comunitel Global S.A., a telecom operator in Spain with 81,000 fixed telephony and internet customers, for a consideration of SEK 2.3 billion.

The acquisition of Comunitel has affected Tele2’s revenues by MSEK 397, and net profit by MSEK –65.

The goodwill item in conjunction with the acquisition of Comunitel, is based on Tele2’s expectations of a strengthened position in the Spanish market through lower costs, significantly improved coverage of the retail market and the entry into the corporate market. In addition, the acquisition is an important mile stone in Tele2’s pan-European broadband platform.

Versatel Netherlands/Belgium (UK & Benelux)

On July 18, Tele2 announced its intention to acquire the public company Versatel Telecom International N.V, a leading alternative telecoms operator in the Netherlands and Belgium with 434,000 fixed telephony and internet customers. On October 14 and November 1, Tele2 acquired a total of 80.29% of the shares in Versatel for a consideration of SEK 6.6 billion. The effect of Versatel on Tele2’s revenues and profit for the year may not be specified in this interim report, as Versatel is an independent and public company and has not yet published its Q4 2005 financial report. This information will, however, be included in Tele2’s annual report for 2005.

The goodwill item in conjunction with the acquisition of Versatel, is based on Tele2’s expectations of benefits of scale from the integration of Versatel and Tele2’s existing operations in the Netherlands and Belgium. Tele2’s traffic will be migrated onto Versatel’s network.

Other acquisitions

On January 31, 2005 Tele2 acquired 100% of the shares in Tiscali in Denmark, with 76,000 fixed telephony and Internet customers, for a consideration of MSEK 165. On July 20, 2005 Tele2 acquired 100% of the shares in Econophone AG, Switzerland’s third largest alternative fixed telephony operator with 128,000 fixed telephony and internet customers, for a consideration of MSEK 116. On November 10, 2005 Tele2 acquired 100% of the shares in Lipetsk Mobile CJSC, a mobile operator in Russia, for a consideration of MSEK 3.

The above acquisitions have affected Tele2’s operating revenue by an estimated amount of MSEK 347, and group profits by an estimated amount of MSEK –44. As Tiscali has been merged with Tele2 Denmark, Tiscali’s part of these figure is a broad estimate.

The goodwill item in conjunction with the acquisition of Econophone, is based on Tele2’s expectations of a strengthened position on the Swiss market through decreased costs and increased market share.

Assets, liabilities and possible commitments included in the acquired companies are as following:

	Comunitel Spain			Versatel Netherlands/Belgium			Other acquisitions
MSEK	Accounting value at the time of the acquisition	Adjustment for true value	Fair value	Accounting value at the time of the acquisition	Adjustment for true value	Fair value	Accounting value at the time of the acquisition	Adjustment for true value	Fair value

Customer contracts	–	436	436	–	1,309	1,309	–	152	152
Interconnect	303	–	303	–	–	–	–	–	–
Licenses	–	–	–	747	–539	208	1	7	8
Trademarks	–	–	–	–	–	–	–	5	5
Software	60	–	60	–	–	–	–	–	–
Tangible assets	337	–	337	3,591	–	3,591	28	45	73
Deferred tax assets	533	–	533	446	–	446	–	116	116
Other financial assets	66	–	66	–	–	–	10	–	10
Materials and supplies	2	–	2	–	–	–	2	–	2
Current receivables	231	–	231	7,238	–	7,238	88	–	88
Cash assets	4	–	4	1,373	–	1,373	28	–	28
Deferred tax liabilities	–	–131	–131	–	–231	–231	–	–28	–28
Other long-term liabilities	–1,223	–	–1,223	–3,125	–	–3,125	–22	–21	–43
Short-term liabilities	–597	–	–597	–8,814	–	–8,814	–178	–5	–183
Minority interst	–	–	–	–295	–106	–401	–	–	–
Net acquired assets	–284	305	21	1,161	433	1,594	–43	271	228
Goodwill			1,073			2,094			3
Purchase price shares			1,094			3,688			231
Debt in acquired companies			1,168			2,888			53
Acquisition price			2,262			6,576			284
Liabilities to former owners			–			–			–1
Excluded: Cash assets in acquired operations			–4			–1,373			–28
Net effect on group cash assets			2,258			5,203			255

As a result of the sizes and complexity of the acquisitions, and that the acquisitions were completed late in the year, Tele2’s review of the acquired companies’ accounting principles and valuation of acquired assets, liabilities and possible commitments is not completed. The information above and pro forma below are therefore to be viewed as preliminary.

Divestments

On September 14, 2005 Tele2 divested its entire holding in Proceedo Solutions AB, a Swedish company with an electronic solution for gathering information on the products and prices of various suppliers, for a consider-ation of MSEK 19. The divestment of Proceedo has affected Tele2’s revenues by MSEK 14, and net profit by MSEK –1. The divestment resulted in a capital gain of MSEK 5.

On October 31, 2005 Tele2 divested all shares in OU Trigger software with operations in Estonia, for a consideration of MSEK 18. The divestment of Trigger has affected Tele2’s revenues by MSEK 12 and net profit by MSEK 2. The divestment resulted in a capital gain of MSEK 5.

On December 16, 2005 Tele2 divested all shares in Tele2 UK Communication Ltd and Tele2 Telecommunication Service Ltd, with fixed telephony operations in the UK and Ireland and 274,000 fixed telephony customers, for a consideration of MSEK 157. Tele2 UK and Tele2 Ireland have affected Tele2’s revenues by MSEK 517 and net profit by MSEK –318. The divestment resulted in a gain of MSEK 137.

Assets, liabilities and possible commitments included in the divested companies are as following:

Divestments
MSEK	Net assets at the time of the divestment

Goodwill	13
Tangible assets	2
Short-term receivables	111
Cash assets	46
Short-term liabilities	–119
Exchange rate differences in shareholders’ equity	–6
Net divested assets	47
Capital gains/losses	147
Divestment price	194
Excluded: Cash assets in divested operations	–46
Net effect on group cash assets	148

Pro forma

The table below shows the effect of the acquired and divested companies on Tele2’s revenues and result of the year, had they been acquired or divested at January 1, 2005. Given that Tiscali has been fully merged with Tele2, the information related to the acquired Tiscali operations, is a rough estimate. The table below does not include pro forma numbers for Versatel, as Versatel is an independent listed company that has not yet published its financial results for the fourth quarter 2005. This information will, however, be included in Tele2’s annual report for 2005.

Since divested companies do not constitute a significant part of Tele2’s earnings and balance sheet, separate accounting has not been conducted, in accordance with IAS 35 – Operations under liquidation

Full year 2005	Tele2 Group	Acquired companies before the time of the acquisition	Excluding divested companies	Tele2 group (pro forma)
Revenues	49,943	1,413	–543	50,813

Net profit/loss	2,341	–147	317	2,511

Acquisitions and divestments in the previous year

On December 31, 2004 the number of subscribers in market area Central Europe was increased by 484,000 fixed telephony and internet customers in conjunction with the acquisition of UTA in Austria. In May, 2004, the number of subscribers in market area Baltic & Russia was reduced by 46,000 related to the divestment of Tele2’s cable TV operations in Estonia.

NOTE 7 SUBSCRIBERS

Previously, a fixed telephony customer also using Tele2’s dial-up internet service, has been reported as two customers. Given that a reported broadband customer can use up to three different services, Tele2 now reports a fixed telephony customer using dial-up internet, as one customer. The one-time effect from this change is a decrease in the reporting customer base of 1,402,000 customers, of which 616,000 are in Nordic, 315,000 in Central Europe, 417,000 in Southern Europe and 53,000 in

UK & Benelux. No retroactive change has been applied.

NOTE 8 SWEDISH 3G COMPANY

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB (”3G company”), which has a 3G license in Sweden. Both companies have injected capital in the 3G company. In addition to this, the build out has external financing, with a loan facility of SEK 5.3 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO’s with the 3G company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The 3G company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2’s quarterly reports, an abbreviated version of the 3G company’s balance sheet will be disclosed and hence the level of investment at that time.

Tele2’s investments in the 3G company are included as a share of results from associated companies in the operating profit (EBIT), but not in the EBITDA. This reflects Tele2’s operations, where profit/loss from the 3G -

com-pany is viewed to be of an operating rather than of a financial nature. The share of results from the 3G company, which will mainly be impacted by depreciation, does not affect the EBITDA for Tele2 Group.

At December 31, 2005 Tele2’s guarantee amounted to MSEK 1,475 -compared to MSEK 1,007 at December 31, 2004. The balance sheet for the 3G company at December 31, 2005 is stated below:

	MSEK		MSEK

Fixed assets	3,471	Equity	796
Other current assets	358	Long-term liabilities	2,951
Liquid funds	16	Short-term liabilities	98
Assets	3,845	Equity and liabilities	3,845

Note 9 Changeover IFRS

From January 1, 2005 Tele2 reports its accounting in accordance with the International Financial Reporting Standards (IFRS). Switching to IFRS is done in accordance with IFRS 1 “First-time adoption of International Financial Reporting Standards”. Comparable figures for 2004 have been restated in accordance with IFRS. Below is the balance sheet and the income statement for the compara-ble period of this report presented in accordance with the former accoun-ting principles and in accordance with IFRS. Below is also an explanation of the changed accounting principles with regards to the transition to IFRS. For more detailed information on Tele2’s transition to accounting in accordance with IFRS and the opening balance and restated figures for the full year 2004, refer to Tele2’s Q1 2005 report.

Income statement Full year 2004	Income statement Q4 2004
	Acc. to original principles	a) Goodwill	b) Financial leasing	c) Other	Total IFRS adj.	Acc. to IFRS	Acc. to original principles	a) Goodwill	b) Financial leasing	c) Other	Total IFRS adj.	Acc. to IFRS
Operating revenue	43,033	-	-	-	-	43,033	11,230	-	-	-	-	11,230
Operating expenses	–40,261	1,525	4	-	1,529	–38,732	–10,720	378	-	-	378	–10,342
Share of profit of associated companies	17	-	-	-	-	17	-21	-	-	-	-	-21
EBIT	2,789	1,525	4	-	1,529	4,318	489	378	-	-	378	867
of which EBITDA	6,618	-	11	-	11	6,629	1,770	-	2	-	2	1,772
Financial items	–108	-	–3	-	-3	–111	61	-	-	-	-	61
EBT	2,681	1,525	1	-	1,526	4,207	550	378	-	-	378	928
Taxes	–779	-	-	-	-	–779	262	-	-	-	-	262
Minority interest	-	-	-	-	-	,	-3	-	-	3	3	,
Profit after taxes	1,902	1,525	1	-	1,526	3,428	809	378	-	3	381	1,190

Attributable to:
Equity holders of Parent Company	1,902	1,525	1	-	1,526	3,428	809	378	-	-	378	1,187
Minority interests	-	-	-	-	-	-	3	-	-	-	-	3
Profit after taxes	1,902	1,525	1	-	1,526	3,428	812	378	-	-	378	1,190

Earnings per share	4.30	3.44	-		3.44	7.74	1.83	0.85	-		0.85	2.68
Earnings per share, after dilution	4.29	3.44	-		3.44	7.73	1.83	0.85	-		0.85	2.68

	Balance sheet December 31 2004
	Acc. to original principles	a) Goodwill	b) Financial leasing	c) Other	Total IFRS adj.	Acc. to IFRS
Intangible assets	22,526	1,490	–	–	1,490	24,016
Tangible assets	9,015	-	92	–	92	9,107
Long-term ﬁnancial assets	3,846	-	–4	–	–4	3,842
Current assets	12,914	-	-	–14	–14	12,900
ASSETS	48,301	1,490	88	–14	1,564	49,865

Shareholders’ equity	31,396	1,490	12	2	1,504	32,900
Minority interest	2	-	-	-2	-2
Provisions	538	-	-	–538	–538
Long-term liabilities	1,651	-	68	518	586	2,237
Short-term liabilities	14,714	-	8	6	14	14,728
EQUITY AND LIABILITIES	48,301	1,490	88	–14	1,564	49,865

	Changes in shareholders' equity, December 31 2004
Equity, January 1	30,360	–	11	7	18	30,378
Translation differences	–423	–35	-	–5	–40	–463
Dividend	–443	-	-	-	-	–443
Proﬁt, year-to-date	1,902	1,525	1	-	1,526	3,428
EQUITY, END OF PERIOD	31,396	1,490	12	2	1,504	32,900

a) Goodwill

Intangible assets are, according to IFRS, to be divided into assets with a defined economic life and assets with an undefined economic life.

According to IFRS 3, goodwill is classified as an asset with an undefined economic life, and therefore it should not be amortized but subject to annual impairment tests. Since IFRS 3 applies from the date of transition onwards, goodwill amortization for the financial year 2004 is according to IFRS, reapplied. In accordance with the transition rules, Tele2 has conducted impairment tests per January 1 and December 31, 2004.

The tests imply no need for amortization.

IFRS clarifies the criteria for identifying and accounting for certain types of assets in conjunction with acquisitions. IFRS 3 explains various identifiable acquired intangible assets such as customer relations, patents, licenses, brands, agreements etc and determines that they are to be as-sessed at market value at the time of acquisition and accounted separately from goodwill. Tele2 has analysed its acquisitions conducted in 2004 and concluded that the established valuations fulfil the requirements of IFRS.

b) Financial leasing

Tele2 has certain rental agreements that previously were accounted for as operational leasing, as they were entered into prior to January 1, 1997, and that, according to a transitional rule, are not included in the Swedish Financial Accounting Standards Council’s recommendation RR6:99, but that according to IAS 17 are to be accounted for as finance lease agreements.

c) Other items
Minority interest

According to IAS 1, minority interests are included as a separate component in shareholders’ equity in the balance sheet, which differs from previous rules that prescribed minority interests to be included as an item between liabilities and equity. The minority interest is to be included as a part of net profit in the income statement. The profit attributable to the owners of the parent company and to the minority owners in subsidiaries, are then separately specified below the net profit line.

Provisions

Provisions are, according to IFRS, included as a separate item in short-term and long-term liabilities in the balance sheet, which differs from previous rules that prescribed provisions to be included as an item between liabilities and equity.

Debt related costs

Financial costs occuring in conjunction with loans are, according to IFRS, deducted from the debt amount in the balance sheet, which differs from previous rules that prescribed accounting as deferred costs. In the income statement these types of costs are accounted as interest costs which differs from previous accounting as other financial costs.

Group depreciation/amortization

Group depreciation/amortization is previously reported as a separate line in the segment reporting. According to IFRS group depreciation/amortization is now divided between the respective market areas.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: March 14, 2006